UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                      FORM 10-SB  -  1ST AMENDMENT


            GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934.

ENGENYOUS Technologies, Inc
(Name of Small Business Issuer in its charter)

Delaware                          13-375-4705
(State or other jurisdiction      (I.R.S. Employer Identification No)
of incorporation or organization)

400 S Dixie Highway Hallandale Beach      Fl 33009
(Adress of principal executive offices)   (Zip Code)

Issuer's telephone number (954) 458-3311

Securities to be registered pursuant to Section 12 (b) of the Act

      Title of each class          Name of each exchange on
                                   which registrered

           NONE                           NONE

Securities to be registered purusant to Section  12(g) of the Act.

                      COMMON STOCK     CLASS A



                 PART F/S

As requested by your letter dated September 13, 1999 fILE NO 0-27285 included are the audited financial statements required and the exhibit 27 Financial Schedule according to these statements.




INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
ENGENYOUS Technologies Inc,
Hallandale Beach, Florida

We have audited the balance sheet of ENGENYOUS Technologies
Inc as of July 31, 1999, and the related statements of operations, shareholders' equity and cash flows for the year ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ENGENYOUS Technologies Inc as of July 31, 1999, and the results of operations and its cash flows for the year ended July 31, 1999, in conformity with generally accepted accounting principles.

Pat Rogers
Certified Public Accountant
Hollywood, Florida
September 25, 1999





              ENGENYOUS Technologies, Inc.
              Balance Sheet (Audited)
              July 31, 1999

ASSETS
Current Assets
Cash                             4.275
Trade Receivable             37.005
Inventory (Note 2)                110.650
                        ------------
TOTAL Current Assets                151.975

Property & Equipment (Net)(Note 2)     77.546

Research & Development(Note 2)           301.809
                        ------------

TOTAL Assets                  $   531.330
                         =========



                Liabilities & Stockholders' Equity
              --------------------------------------------

Current Liabilities
Trade Acct. Payable                   36.267
Current Potion L/T Debt(Note 3)            41.750
                          ------------

TOTAL Current Liabilities             78.017


Long Term Liabilities                         0
TOTAL Long Term Liabilities                0
Stockholders' Equity

Common Stock  $.001 par value (Note 5)      5.000
Authorized - 20.000.000 Shares
Issued and Outstanding - 3.433.500 Shares
Share Premium                       236.350
Additional paid in Capital                   64.600
Retained Earnings                   147.363
                             ----------
Total Stockholders" Equity               $  453.313
                               -----------

Total Liabilities & Stockholders' Equity $  531.330
                         ===========

See accompanying notes to financial statements.



ENGENYOUS Technologies, Inc.
Statement of Income & Retained Earnings (Audited)
Supplementary Information (Audited) Schedule
 For twelve months ended July 31, 1999

Revenue
Sales                        $  402.500

* TOTAL                      $  402.500

                        ===========

Cost of Sales
Purchase                $  199.640

* TOTAL                      $  199.640

                        ===========
*NET SALES                   $  202.860

                        ===========
Selling Expenses
Advertising                      23.095

Advertising Printing                  39.683

Travel & Entertainment                19.700

* TOTAL                      $   82.478

                        ===========

General Expenses
Accounting                   $     7.500

Payroll                            7.000

Depreciation                       4.602

Legal Fee                          8.750

Offices                            4.275

Bank                               3.072

Postage                            5.585

Telephone                          6.346

Rent                               12.406
Electric                         605

Misc                                3.763

*TOTAL                          $  63.904

                          ===========

*TOTAL EXPENSES                      $ 146.382

*NET                            $  56.478

See  accompanying notes to financial statements.




NOTES TO FINANCIAL STATEMENTS

Note  1 Business Overview

ENGENYOUS technologies Inc ("The Company") develops and markets encryption software and language software. The technology related to the encryption software and language software was developed by the Company's founder, Clyde Smyth. The Company markets its products to Distributors, Resellers, Government Agencies, Individual Users and on the Internet. The Company has developed a new technology for the delivery of electronic documents with evidence tracking over the Internet and has two patents pending for this technology. The Company also, has become a provider of e-commerce web sites. The sites create new business in cyberspace in ten languages. The Company is structured as a "C" corporation, incorporated in Delaware in April 1998.

Note 2  Summary of Significant Accounting Policies

The accompanying financial information as of July 31, 1999 which are, in the opinion of management, fairly present such information in accordance with generally accepted accounting principles.

Property and Equipment

Property and Equipment are stated at cost. Depreciation on the property and equipment is computed using the straight-line method over seven years.

Research and Development

Research and development will be amortized over seven years in accordance with generally accepted accounting principles.

Product Inventory

Product Inventory is stated at actual cost and has not assigned any sales cost in accordance to the generally accounting principles.

Line of Credit

The Company has a revolving line of credit with Regent Bank that provides maximum borrowing of $40,000 with interest payable at prime plus 1% (10,25% at July 31,1999). The line is renewable on an annual basis and guaranteed by the primary stockholder. The company has borrowed against the line of credit.




Item 1.  Index to Exhibits - amended accordingly to uadited
                             Financial StatementS dated July 31, 1999


    27.1 Financial Data Schedule Statement dated July 31, 1999

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             / S /
                                                Clyde Smyth
                                            (Registrant)
 Date: October 15, 1999